Exhibit 1.01

Gencor Industries, Inc.

Conflict Minerals Report

This report for the year ended December 31, 2014 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”) for Gencor Industries, Inc. (“we”, the “Company” or “Gencor”). The Rule was adopted by the Securities and Exchange Commission to implement reporting and disclosure requirements related to “conflict minerals” as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (Dodd-Frank Act). Conflict minerals are defined by the SEC as columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin, and tungsten (“Conflict Minerals” or “3TG”).

In accordance with the Rule, we conducted a Reasonable Country of Origin Inquiry (“RCOI”) to determine if any of our products contain Conflict Minerals originating from the Democratic Republic of the Congo (“DRC”) or an adjoining country (“Covered Countries”).

Company and Product Overview

The Company designs, manufactures and sells machinery and related equipment used primarily for the production of asphalt and highway construction materials. The Company’s principal core products include asphalt plants, combustion systems, and fluid heat transfer systems. The Company believes that its technical and design capabilities and environmentally friendly process technology have enabled it to become a leading producer of highway construction materials.

Conflict Minerals Policy

We are committed to working closely with our supply chain to ensure we fully comply with the requirements set forth in Section 1502 of the Dodd-Frank Act.

We do not knowingly source any product containing Conflict Minerals. We continue work on our due diligence process in order to verify that the components we source do not contain Conflict Minerals. We have requested that our suppliers commit to responsible sourcing of 3TG used in the production of components supplied to us. We expect our suppliers to have in place policies and due diligence measures that will enable us to reasonably assure that products and components supplied to us containing 3TG are DRC conflict free.

Due Diligence Efforts

We have relationships with a network of suppliers. There are generally multiple tiers between the mines where Conflict Minerals are extracted and our suppliers. In accordance with the Rule we undertook a country of origin inquiry to determine the source of the Conflict Minerals, which are necessary for the functionality or production of the products we manufacture. This reasonable country of origin inquiry was designed to determine whether any of the Conflict Minerals originated in the Covered Countries. The first step performed by the Company to ascertain exposure to Conflict Minerals was to conduct internal interviews with the Company’s Engineering and Purchasing Departments. The information obtained from those interviews revealed that the Company may have exposure to Conflict Minerals with six suppliers.

We relied on our direct suppliers to provide information on the origin of the 3TG contained in components and materials supplied to us, including sources of 3TG that are supplied to them from lower tier suppliers. The Company does not purchase Conflict Minerals directly from mines, smelters, or refiners. Our suppliers were requested to perform due diligence to determine the source of any conflict minerals that are contained in the components that they supply to us.

From our RCOI efforts, we determined in good faith that for the year ended December 31 2014, our conflict minerals status resulting from our due diligence efforts for our products is “DRC conflict undeterminable”. This determination was made because we do not have sufficient information from all six suppliers regarding all of the smelters and refiners that processed the necessary conflict minerals in our products to conclude whether the conflict minerals originated in the Covered Countries and, if so, whether the conflict minerals were from recycled or scrap sources or were or were not from other conflict free sources.

Future Actions

In connection with the annual preparation of the Form SD and the associated ongoing due diligence related to Conflict Minerals, the Company anticipates taking the following steps to improve its due diligence measures and further mitigate the risk that Conflict Minerals may be contained in the Company’s products: enhance due diligence procedures to be able to determine the location of origin for Conflict Minerals; vet all new suppliers for their ability to comply with the RCOI criteria of the Rule; conform with the framework in The Organization for Economic Cooperation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and the related Supplements for Gold and for Tin, Tantalum and Tungsten; and engage in industry initiatives encouraging conflict-free supply chains.

Audit

For calendar year 2014, in accordance with the Rule, an independent private sector audit of this Report was not required. The Rule provides a temporary accommodation for completing an independent audit for a period of two to four years calendar years after 2012 depending on the registrant’s filing status. Gencor’s current filing status is a Smaller Reporting Company, and as such, would be allowed a four year temporary accommodation from completing an independent audit of our diligence efforts.